Item 77C: Submission of Matters to a Vote of Security Holders

Shareholder Meeting Results

On August 25, 2016, the Annual Meeting of Shareholders of the Fund was held to elect one Director and to approve a new Portfolio Management Agreement with Congress Asset Management Company, LLP (“Congress”). On June 13, 2016, the record date for the meeting, the Fund had outstanding 25,955,945 shares of beneficial interest. The votes cast at the meeting were as follows:

Proposal 1 – Proposal to elect one Trustee:
Nominee		For	Against/Withheld
George R. Gaspari		17,010,915.873	843,454.331

Proposal 4 - To approve a new Portfolio Management Agreement with Congress:

For	Against/Withheld	Abstain	Broker Non-Votes
12,435,348.276	701,076.417	352,788.511	4,365,157.000